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                             January 25, 2021

       Niv Krikov
       Chief Financial Officer
       Agrify Corporation
       101 Middlesex Turnpike
       Suite 6, PMB 326
       Burlington, MA 01803

                                                        Re: Agrify Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 333-251616

       Dear Mr. Krikov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary Financial and Other Data, page 14

   1. We note your response to prior comment 13 from our letter dated September 8, 2020 that you intended to include
pro forma earnings per share disclosures. We see here and on page 41 that you
present "Net income (loss) per share, basic and diluted" that is not otherwise included or
discussed in the filing. Please revise to include historical and pro forma earnings per
share information including calculations supporting the weighted average shares
outstanding used for both.
 Niv Krikov
Agrify Corporation
January 25, 2021
Page 2
Capitalization, page 38

2. We see that you have revised to include derivative liabilities within the Indebtedness line item. Please revise the line item label to identify its inclusion. Overview, page 60

3. On page 61, you revised the discussion of your recent purchase orders. Previously, you stated that three of your four last purchase orders were between $7.2 and $11.1 million.
         Now, you state four of your last five purchase orders were between $2.3 and $11.1 million. You continue to state in the next sentence that you "expect that [y]our average contract size will increase over time as well as we begin to partner with larger facilities that require more equipment and services." This revision appears to counter the trend you are citing. Provide your analysis supporting this trend.
Our Customers, page 79

4. On page 80, you updated sales or potential sales figures. Previously, you stated you had
         1,909 AVFUs "deployed and/or booked," and a $121 million pipeline. Now you have
         1,526 AVFUs "deployed or booked" and a $105 million backlog. Provide your analysis for the decrease in both numbers. For example, tell us whether both decreased because you determined that bookings would not come to fruition. Revise to quantify what portion of the 1,526 AVFUs are deployed and what portion are booked.
Executive Compensation, page 91

5. We note you revised the disclosure regarding the employment agreements. Previously you filed the agreements with Mr. Krikov, Mr. Harrison and Mr. Stamm as exhibits. It appears those exhibits have been deleted. Please include these exhibits.
Financial Statements
Note 9. Capital
FirstName       Structure, Krikov
           LastNameNiv     page F-16
Comapany
6.         NameAgrify
       Please             Corporation
              revise all disclosures to reflect the reverse stock split, for example it does not
Januaryappear thatPage
        25, 2021   your2June 2019 issuance of 2,040,000 shares reflects the
split.
FirstName LastName
 Niv Krikov
FirstName  LastNameNiv Krikov
Agrify Corporation
Comapany
January 25,NameAgrify
            2021       Corporation
January
Page 3 25, 2021 Page 3
FirstName LastName
       You may contact Julie Sherman at (202) 551-6902 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      David Levine, Esq.